Exhibit 99.2

Sprott Physical Copper Trust Updates Its “At-The-Market” Equity Program in Connection with NYSE Arca Listing

TORONTO, May 4, 2026 – Sprott Asset Management LP (“Sprott Asset Management”), a wholly-owned subsidiary of Sprott Inc. (“Sprott”) (NYSE/TSX: SII), on behalf of the Sprott Physical Copper Trust (NYSE: SCOP) (TSX: COP.UN) (TSX: COP.U) (the “Trust”), a closed-end trust created to invest and hold substantially all of its assets in physical copper metal, today announced that, in connection with the listing of the units of the Trust (the “Units”) on the NYSE Arca (“NYSE”), it has updated its at-the-market equity program to issue up to US$500 million of Units.

Distributions under the at-the-market equity programs in Canada and the United States (together, the “ATM Program”) will now be completed in accordance with the terms of an amended and restated sales agreement (the “A&R Sales Agreement”) dated May 4, 2026 between Sprott Asset Management (as the manager of the Trust), the Trust, Cantor Fitzgerald Canada Corporation (“Cantor Canada”), Virtu Canada Corp. (“Virtu Canada”), BMO Nesbitt Burns Inc. (“BMO Canada”), Canaccord Genuity Corp. (“Canaccord Canada” and, together with Cantor Canada, Virtu Canada and BMO Canada, the “Canadian Agents”), Cantor Fitzgerald & Co. (“Cantor”), Virtu Americas LLC (“Virtu”), BMO Capital Markets Corp. (“BMO”) and Canaccord Genuity LLC (“Canaccord” and, together with Cantor, Virtu and BMO, the “U.S. Agents” and, collectively with the Canadian Agents, the “Agents”). The A&R Sales Agreement is available on EDGAR at the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca.

Sales of Units through the Agents, acting as agent, will be made through “at the market” issuances on the NYSE and the Toronto Stock Exchange (“TSX”) or other existing trading markets in the United States and Canada at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. None of the U.S. Agents are registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Agents will only sell Units on marketplaces in the United States and are not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any Units in Canada. The Canadian Agents may only sell Units on marketplaces in Canada.

The volume and timing of distributions under the ATM Program, if any, will be determined in the Trust’s sole discretion. The Trust intends to use the proceeds from the ATM Program, if any, to acquire physical copper metal in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions.

The offering under the ATM Program is now being made pursuant to the prospectus supplement dated May 4, 2026 (the “U.S. Prospectus Supplement”) to the Trust’s U.S. base prospectus (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) (File No. 333-295543) filed with the SEC on May 4, 2026, and pursuant to the amended and restated prospectus supplement dated May 4, 2026 (the “Canadian A&R Prospectus Supplement”) to the Trust’s Canadian short form base shelf prospectus dated July 3, 2024 (the “Canadian Base Shelf Prospectus” and together with the Canadian A&R Prospectus Supplement, the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Canadian Registration Statement, the “Offering Documents”). The U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC’s website at www.sec.gov, and the Canadian A&R Prospectus Supplement and the Canadian Base Shelf Prospectus are available on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca.

Before you invest, you should read the Offering Documents and other documents that the Trust has filed for more complete information about the Trust, the A&R Sales Agreement and the ATM Program.

Listing of the Units sold pursuant to the ATM Program on the NYSE and the TSX has been approved by the NYSE and the TSX, as applicable, subject to all applicable listing requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials. At Sprott, we are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and Sprott’s common shares are listed on the NYSE and the TSX under the symbol “SII”. For more information, please visit www.sprott.com. Sprott Asset Management is a wholly-owned subsidiary of Sprott and is the investment manager to the Trust.

About the Trust

Important information about the Trust, including the investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for the Trust and the Trust’s prospectus. Please read these documents carefully before investing. You will usually pay brokerage fees to your dealer if you purchase or sell units of the Trust on a stock exchange. If the units are purchased or sold on a stock exchange, investors may pay more than the current net asset value when buying units or shares of the Trust and may receive less than the current net asset value when selling them. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this press release include, without limitation, investor demands for Units, statements regarding the ATM Program, including the intended use of proceeds from the sale of Units, any sale of Units and the timing and ability of the Trust to obtain all necessary approvals in connection with a sale of Units. With respect to the forward-looking statements contained in this press release, the Trust has made numerous assumptions regarding, among other things, the copper market. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause the Trust’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing the Trust appears in the Offering Documents, as updated by the Trust’s continuous disclosure filings, which are available at www.sec.gov and www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:

Glen Williams

Senior Managing Partner

Investor and Institutional Client Relations

Direct: 416-943-4394

gwilliams@sprott.com